SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated August 29, 2008

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1247495	August 29, 2008
2.	HUG Regulatory Announcement	1247455	August 29, 2008
3.	HUG Regulatory Announcement	1247015	August 28, 2008

SUPPL

08005273

RECEIVED
2008 OCT -9 P 12:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PROCESSED
OCT 15 2008
THOMSON REUTERS

dw 10/9

Regulatory Announcement

SEC File No. 82-34751

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Company	Elementis PLC
TIDM	ELM
Headline	Director/PDMR Shareholding
Released	14:43 29-Aug-08
Number	HUG1247495

Director/PDMR Shareholding

Elementis plc - Director/PDMR shareholding

The Company announces that, under the rules of the Elementis U.S. Sharesave Plan (2008), the following grants of savings-related options (for nil consideration) were made on 27 August 2008 at an exercise price of 72.25 pence per Ordinary Share:

Director (1) or PDMR (2)	Number of options granted over Ordinary Shares of 5 pence each
David Dutro (1)	1,850
Eric Haaijer (2)	1,850
Greg McClatchy (2)	1,850

The options can be exercised between 27 August 2010 and 26 November 2010.

Including the above grants, the total number of executive and savings-based options held over shares by these individuals are as follows:

Director or PDMR	Number of options held over Ordinary Shares of 5 pence each after this notification
David Dutro	1,110,438
Eric Haaijer	91,810
Greg McClatchy	865,730

In addition to the above holdings of options, these individuals also hold options over shares under the Elementis Long Term Incentive Plan

as follows:

Director or PDMR	Number of options held over Ordinary Shares of 5 pence each
David Dutro	25% share of the LTIP pool [1]
Eric Haaijer	12% share of the LTIP pool [1]
Greg McClatchy	20% share of the LTIP pool [1]

[1] The LTIP pool is calculated as 2.15% of the net increase in value of the Company (defined as market capitalisation plus dividends paid or declared) during the three year performance period, after deduction of 31% (representing the cost of equity over the three year period).

These notifications are made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a) of the Disclosure and Transparency Rules sourcebook and concern the beneficial interests of the individuals named above and not any of their connected persons.

Wai Wong
Company Secretary
020 7408 9303

29 August 2008

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Regulatory Announcement

SEC File No. 82-34751

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Company	Elementis PLC
TIDM	ELM
Headline	Total voting rights
Released	13:04 29-Aug-08
Number	HUG1247455

Total voting rights

Elementis plc ('the Company')

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 447,950,047 ordinary shares of 5p each at 29 August 2008. The Company holds no such ordinary shares as treasury shares.

The above figure (447, 950,047) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

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Regulatory Announcement

SEC File No. 82-34751

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Company	Elementis PLC
TIDM	ELM
Headline	Elementis plc - Director/PDMR Shareholding
Released	13:05 28-Aug-08
Number	HUG1247015

Elementis plc - Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(c) a disclosure made in accordance with section 793 of the Companies Act 2006 to the extent that it relates to the interests of a director or, as far as the issuer is aware, any connected person.

THIS IS A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(c)

3. Name of person discharging managerial responsibilities/director

DR. KEVIN MATTHEWS (DIRECTOR)

4. State whether notification relates to a person connected with a

person discharging managerial responsibilities/director named in 3
and identify the connected person

THIS NOTIFICATION RELATES TO DR. SARA HALL WHO IS THE SPOUSE OF THE PERSON IDENTIFIED IN 3 ABOVE.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION RELATES TO THE PERSON REFERRED TO IN 4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5P ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DR. SARA HALL

8 State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

3,532

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0008%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

83.74 PENCE

14. Date and place of transaction

28 AUGUST 2008, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,532 (0.0008%)

16. Date issuer informed of transaction

28 AUGUST 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

WAI WONG, 020 7408 9303

Name and signature of duly authorised officer of issuer responsible for making notification

WAI WONG - COMPANY SECRETARY

Date of notification

28 AUGUST 2008

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SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated September 5, 2008

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1249028	September 4, 2008

SEC File No. 82-34751

Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Elementis plc - Director/PDMR Shareholding
Released	15:33 04-Sep-08
Number	HUG1249028

Elementis plc - Director/PDMR Shareholding

The Company announces that, under the rules of the Elementis plc Savings-Related Share Option Scheme (2008), the following grant of savings-related options (for nil consideration) was made on 3 September 2008 at an exercise price of 68.96 pence per Ordinary Share:

Director (1) or PDMR (2)	Number of options granted over Ordinary Shares of 5 pence each
Brian Taylorson (1)	13,631

The options can be exercised between 1 October 2011 and 31 March 2012.

Including the above grant, the total number of executive and savings-based options held over shares by the above individual is as follows:

Director or PDMR	Number of options held over Ordinary Shares of 5 pence each after this notification
Brian Taylorson	1,276,880

In addition to the above holding of options, the above individual also holds options over shares under the Elementis Long Term Incentive Plan as follows:

Director or PDMR	Number of options held over Ordinary Shares of 5 pence each
Brian Taylorson	20% share of the LTIP pool1

1The LTIP pool is calculated as 2.15% of the net increase in value of the Company (defined as market capitalisation plus dividends paid or declared) during the three year performance period, after deduction of 31% (representing the cost of equity over the three year period).

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a) of the Disclosure and Transparency Rules sourcebook and concern the beneficial interests of the individual named above and not any of his connected persons.

Wai Wong
Company Secretary
020 7408 9303

4 September 2008

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SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated September 19, 2008

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1251340	September 15, 2008

Regulatory Announcement

SEC File No. 82-34751

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Company	Elementis PLC
TIDM	ELM
Headline	Elementis plc - Holding(s) in Company
Released	11:28 15-Sep-08
Number	HUG1251340

Elementis plc - Holding(s) in Company

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Schroders plc

4. Full name of shareholder(s) (if different from 3):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

11.9.08

6. Date on which issuer notified:

12.9.08

7. Threshold(s) that is/are crossed or reached:

10%-9%

8. Notified details:

A: Voting rights attached to shares Class/type of shares if possible using the ISIN CODE

ORDINARY GB0002418548

Situation previous to the triggering transaction

Number of shares 44,271,027

Number of Voting Rights 44,271,027

Resulting situation after the triggering transaction

Number of shares 49,171,057

Number of voting rights Direct N/A

Number of voting rights Indirect 44,498,934

% of voting rights Direct N/A

% of voting rights Indirect 9.93%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 44,498,934

% of voting rights 9.93%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Schroder Investment Management Limited 43,741,549 9.76%

Schroder Investment Management North America Limited
757,385 0.17%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: The shares referred to in section 9 are held in portfolios
Managed by those firms on a discretionary basis for clients under investment management agreements.

14. Contact name: Andrea Rowe

15. Contact telephone number: 020 7658 2521

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

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